Exhibit 99.1

Response Biomedical Corporation Announces Leadership Changes

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 20, 2011--Response Biomedical Corporation (TSX: RBM, OTCBB:RPBIF) announced today the appointment Dr. David Wang of Orbimed Asia to the Board of Directors of Response Biomedical, the resignation of Dr. Jonathan Wang as a Director of Response Biomedical, and the promotion of two executives to leadership positions in the Company.

Board Changes

Pursuant to the OrbiMed agreement dated June 27, 2010, Response granted OrbiMed Private Investments III, LP two designees on the Response Board of Directors. Dr. David Wang has been appointed to the Board of Directors as of October 11, 2011. “Dr. David Wang brings a wealth of experience to our company and will undoubtedly make tremendous contributions to our success going forward”, said Dr. Peter Thompson, Executive Chairman and interim CEO.

Dr. David Wang is a Senior Managing Director of Orbimed Asia. Most recently, Dr. Wang was a Managing Director at WI Harper Group, responsible for healthcare investment in China. Previously, he served as Head of Business Development at Siemens Medical Solutions, where he directed corporate strategy and new businesses in molecular diagnostics and diagnostic imaging. Dr. David Wang was co-founder and Executive Vice President at First Genetic Trust, a personalized medicine company. During his tenure at Bristol-Myers Squibb, he was Chairman of The SNP Consortium Management Committee where he was responsible for strategy and management of the consortium. The SNP Consortium is the first group of its kind formed by pharmaceutical and technology industries as well as academia and charities to support the development of personalized medicine. Dr. David Wang received his M.D. from Peking University Medical School. He earned his doctorate in Developmental Biology from California Institute of Technology.

In order to pursue new business ventures, Dr. Jonathan Wang has resigned as a Director of Response Biomedical, and from his position with Orbimed. “We would like to thank Jonathan for his many contributions to both organizations”, stated Dr. Peter Thompson, “very importantly, he has agreed to continue to assist Response on a consulting basis as we establish our presence in China and search for China based full-time leadership”.

Promotions

Management leadership at Response has been augmented and strengthened by the elevation of two key contributors to leadership roles in the Company. Dr. Barbara Kinnaird and Patricia Massitti have been promoted to VP, Operations, and VP, Administration and Corporate Communication respectively. Peter Thompson lauded “their dynamic initiative during the last year which has resulted in substantial efficiencies in virtually every department at Response. It is exactly this dynamism along with our expansion into growing markets that gives us the confidence going forward.”

Dr. Kinnaird joined Response Biomedical in 2004. She has played a critical role in improving operational processes and efficiencies, and will continue to take a leadership role in advancing innovations in our product lines. As well, she will maintain a strong leadership position on the senior management team. She has over 20 years of research and business experience primarily in the field of infectious diseases and Point of Care (POC). She has a Ph.D. in Microbiology and Immunology from the University of British Columbia at the B.C. Children’s Hospital in the Department of Pediatrics. Dr. Kinnaird not only has the in-depth technical knowledge of multiple biological systems but also the extensive understanding of the patient care setting required to succeed in the development and production of innovative and reliable POC products.

Patricia Massitti joined Response in 2009. She has engaged in an essential leadership function in the reorganization of various departments at Response and in streamlining the integration of related administrative processes. She will continue to have a fundamental leadership role on the senior management team. She has over 21 years of business and Human Resource experience and has worked for a range of companies including start up technology businesses such as Zedi Canada and Hostway, to major multi-national corporations including Baker Hughes, and a multinational oil & gas service company, Intrawest, and RBC.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point of care testing and laboratory use.

The RAMP® system consists of a reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack and congestive heart failure through our commercial partners and distributors.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

Response has achieved CE Marking for its readers and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2008.

Response Biomedical is a publicly traded company listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

About CLIA

In the US, the FDA has the authority to determine whether particular tests are "simple" and have "an insignificant risk of an erroneous result" under CLIA and thus eligible for waiver categorization. The Centers for Medicare & and Medicaid Services (CMS) is responsible for oversight of clinical laboratories, which includes issuing waiver certificates. CLIA requires that US clinical laboratories obtain a certificate before accepting materials derived from the human body for laboratory tests, and laboratories that perform only tests that are "simple" and that have an "insignificant risk of an erroneous result" may obtain a certificate of waiver.

About the RAMP® Reader and RAMP® 200 reader

The RAMP® enabling platform is a portable scanning fluorescence quantitative analysis platform for near patient testing that enables rapid and robust quantitative results. The platform includes easy software upgrades, data management capabilities and unique interface options. The RAMP® Reader features a small footprint and attractive ease of use for moderate throughput settings. The RAMP® 200 reader has innovative design features, including the multi-port capability to run 18 tests per hour on one module and up to 36 tests per hour, using three modules. This allows tests to be run on multiple patients simultaneously or multiple assays to be run for one patient. More information on our proprietary RAMP® technology can be found at www.responsebio.com.

Statements contained in this press release relating to future results, events or developments, for example, statements regarding the private placement, future revenues, our expanding global network, growth possibilities and statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable U.S. and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our limited available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; current financial market conditions which may negatively affect our ability to obtain financing; the ability to obtain regulatory approval and shareholder acceptance of planned financings, changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations in Asia and in other international markets; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report on Form 20-F, our Annual Information Form (AIF) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

CONTACT:
Response Biomedical Corporation
Patricia Massitti, 604-456-6010
VP, Administration & Corporate Communications
pmassitti@responsebio.com